December 4, 2015

VIA EDGAR SUBMISSION

Amanda Ravitz

Assistant Director

Division of Corporation Finance

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	DENTSPLY International Inc. Registration Statement on Form S-4 Filed October 29, 2015 File No. 333-207669

Dear Ms. Ravitz:

The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, acceleration of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1, (File No. 333-207669) (the “Form S-4”) of DENTSPLY International Inc. (the “Company”), so that it will become effective at 4:00 p.m., Eastern Time, on December 7, 2015. We respectfully request that we be notified of such effectiveness by a telephone call to Mr. Michael P. Rogan of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7550 and that such effectiveness also be confirmed in writing to the addressees listed on the cover page of the Form S-4.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Form S-4 effective, it does not foreclose the Commission from taking any action with respect to the Form S-4;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amanda Ravitz, Esq.

United States Securities and Exchange Commission

December 4, 2015

Very truly yours,

DENTSPLY International Inc.

By:	/s/ Deborah M. Rasin
	Name: Title:	Deborah M. Rasin Vice President, General Counsel and Secretary

cc:	Michael P. Rogan, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Caleb French (Securities and Exchange Commission)